Exhibit 6.9

RESEARCH SUPPORT AGREEMENT

This Research Support Agreement (hereinafter the “Agreement”) is entered into as of the twelfth day of November 2021 by and between Autism Speaks Inc. (hereinafter, “Autism Speaks”), a Delaware nonprofit corporation with its principal place of business at 1060 State Road, Princeton, NJ 08540 and Quadrant Biosciences Inc. (hereinafter “Quadrant”), a Delaware C corporation, whose principal place of business is 505 Irving Avenue, Suite 3100AB, Syracuse, NY 13610. Autism Speaks and Quadrant are referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, the mission of Autism Speaks (the “Autism Speaks Mission”) is to promote solutions, across the autism disorder spectrum and throughout the life span, for the needs of individuals with autism and their families, and Autism Speaks requires support in order to carry out its mission; and

WHEREAS, Autism Speaks has developed the Autism Care Network, an Autism Learning Health Network (“ACNet”) focused in part on building a strong infrastructure of engaged families, scientists, and clinicians to support intervention trials that will provide evidence to inform care and improve outcomes for persons with Autism Spectrum Disorder (“ASD”); and

WHEREAS, Autism Speaks has a contractual arrangement with the 20 (twenty) sites listed on Exhibit A attached hereto and made a part hereof which are members of the ACNet (the “Sites”); and

WHEREAS, Quadrant has received FDA Breakthrough Device Designation for a saliva test to aid in diagnosis of autism (the “Test”) and wishes to arrange for the administration of the Test on 6,604 (six thousand, six hundred and four) children for collection of clinical datasets to be used for the purpose of developing an epigenetic diagnostic aid for the evaluation of children who screen positive for ASD and for the purpose of further developing and improving the Test and obtaining FDA authorization to market the Test; (the “Study”); and

WHEREAS, Quadrant wishes for Autism Speaks to undertake a project (the “Project”) whereby Autism Speaks will use its best efforts to recruit Sites to participate in the Study and will coordinating the Sites’ participation in the Study; and

WHEREAS, Autism Speaks is willing to undertake the Project on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the mutual promises contained herein, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows

1.	Term: This Agreement shall be effective as of November 1, 2021 (hereinafter, the “Effective Date”) and shall continue through October 31, 2023.

2.	The Project: During the Term, Autism Speaks agrees to make its best efforts to arrange for the Sites to participate in the Study and shall coordinate the efforts of those of the Sites willing participate in accordance with the Statement of Work described on Exhibit B attached hereto and made a part hereof. Autism Speaks has already or will enter into a separate agreement with each of the Sites that are willing to participate in the Study which separate agreement will set forth the specific activities to be undertaken by each Site and the amount, if any, which Autism Speaks will compensate the Site for doing so. .

3.	Quadrant Support of Autism Speaks:

a.	In consideration of Autism Speaks undertaking of the Project, Quadrant will provide Autism Speaks with research funding (the “Research Support Funds”) in an amount up to US$6,197,000 (six million, one hundred ninety-seven thousand US dollars) payable as set forth on Exhibit C attached hereto and made a part hereof.

b.	The Research Support Funds, and any income earned thereon, shall be used by Autism Speaks exclusively for the Project, including but not limited to compensating the Sites for the research and further developing the ACNet. Autism Speaks will promptly return, without the necessity of a request from Quadrant, any portion of the Research Support Funds not used for such purposes.

c.	Before receiving any portion of the Research Support Funds, Autism Speaks must (a) return a fully-executed copy of this Agreement to the Quadrant; (b) provide evidence (Internal Revenue Service determination letter), if not already provided, that Autism Speaks is an organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”); and (c) provide any other specific documentation reasonably requested in writing by Quadrant and related to the Project during the Term of this Agreement or for a period of twenty-four (24) months thereafter.

4.	Exclusive use of Research Support Funds for Charitable Purposes:

a.	All Research Support Funds must be used exclusively for charitable purposes in accordance with all applicable federal and state laws, rulings and regulations. If any law, ruling or regulation now or hereafter in effect shall render any provision of this Agreement void, unenforceable or unlawful, either party may terminate this Agreement immediately by providing written notice to the other party. Immediately upon such termination, all disbursements or expenditures of the Research Support Funds shall cease and Autism Speaks shall return any unexpended portion of the Research Support Funds to Quadrant.

b.	Autism Speaks shall not use and Autism Speaks shall cause the ACNet to not use and shall refrain from compensating any Site that uses any Research Support Funds and any interest thereon to:

i.	carry on propaganda, or otherwise to attempt to influence legislation (within the meaning of section 4945(d)(1) of the Code);

ii.	participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office (within the meaning of section 4945(d)(2) of the Code);

iii.	undertake any activity for any purpose other than a charitable, educational, scientific or literary purpose (as such terms are defined in section 170(c)(2)(B) of the Code);

iv.	make any grant, loan, compensation, or similar payment constituting an “excess benefit transaction” described in section 4958 of the Code;

v.	make any grants to individuals or organizations (unless approved in writing by the Quadrant);

vi.	make payments to cover debts, liabilities, or expenses unrelated to the proposed Project;

vii.	conduct transactions that involve conflicts of interest, self-dealing, and/or private inurement; or

viii.	finance past or potential future litigation.

5.	Disbursement of Research Support Funds:

a.	Autism Speaks shall maintain separate records of receipts and expenditures of Research Support Funds and make books, records and personnel available to Quadrant and its agents at reasonable times. During the Term and for twenty-four (24) months thereafter, Quadrant may, at its own expense, monitor or evaluate the use of Research Support Funds through various methods, including but not limited to Site visits, conferences with Autism Staff, third party evaluations, examination of books and records, etc. Autism Speaks agrees to cooperate with Quadrant with regard to any such monitoring or evaluation.

b.	This Agreement shall terminate immediately, and Quadrant shall have no obligation to disburse any additional amounts payable under this agreement, all further disbursements or expenditures of the Research Support funds by Autism Speaks shall cease, and Autism Speaks shall immediately return any unexpended portion of the Research Support Funds to Quadrant, if Autism Speaks ceases to be recognized by the Internal Revenue Service as an organization exempt from taxation under section 501(c)(3) of the Code. Any organizational or operational changes by Autism Speaks that reasonably could be expected to affect the exempt status of Autism Speaks under section 501(c)(3) of the Code must be reported to Quadrant in writing immediately, and Quadrant, in its sole discretion, shall have the right to terminate this Agreement immediately upon such notice and shall thereafter have no further obligations to Autism Speaks hereunder.

c.	Notwithstanding anything stated herein, this Agreement shall terminate and all further disbursements or expenditures of the Research Support Funds by Autism Speaks shall cease if any of the facts contained in this Agreement cease to be correct and accurate or if Autism Speaks fails to perform any of the requirements of this Agreement. In such event, Autism Speaks shall immediately return any unexpended portion of the Research Support Funds to Quadrant, and Quadrant shall have no obligation to disburse any additional Research Support Funds payable hereunder, regardless of any claimed adverse effect on the Project or the Autism Speaks Mission.

d.	Autism Speaks will notify the Quadrant immediately in the event that any of the following occur:

i.	Autism Speaks is unable to use any portion of the Research Support Funds for the Project;

ii.	Autism Speaks is unable to comply with any of the terms of this Agreement; or

iii.	Any Research Support Funds are used in a manner inconsistent with the terms of this Agreement.

e.	Quadrant reserves the right, in its sole discretion, to:

i.	withhold any payments provided for under this Agreement, to recover from Autism Speaks any unexpended Research Support Funds, and, if the terms of this Agreement are violated by Autism Speaks, to require restitution by Autism Speaks of any previously expended Research Support Funds; and

ii.	require Autism Speaks to take reasonable precautions to prevent any diversion of Research Support funds.

f.	In the event Quadrant terminates this Agreement, any obligation Quadrant otherwise has under this Agreement shall cease immediately, except that Quadrant shall be obligated to pay to Autism Speaks all fees and expenses it has incurred through the date of termination, including but not limited to amounts that Autism Speaks has become irrevocably committed to pay up to and including the date of termination. In the event Autism Speaks is in possession of any unexpended Research Support Funds or funds for services not performed or expenses not incurred by Autism Speaks prior to the date of termination, Autism Speaks shall immediately return such funds to Quadrant.

6.	Intellectual Property:

Quadrant shall own all of the intellectual property related to the Test. Autism Speaks, through ACNet, and Quadrant shall jointly own all the biometric data generated by the Sites in their participation in the Study (the “Study Data”) which Study Data shall include all ACNet information entered onto patient case report forms, but shall not include underlying patient medical records. Quadrant shall have the sole right to use such Study Data for all commercial purposes, and ACNet shall have the right to use such Study Data for non-commercial purposes, including but not limited to patient care and treatment, academic uses, and publication. Quadrant shall have sole ownership of the original copies of all patient case report forms; however, ACNet shall have the right to retain one copy of each form for documentation purposes. Quadrant makes no claim regarding the ownership of all original medical records of persons to whom the Test was administered under this Agreement. ACNet

7.	Public Announcements: Public Announcements of the Study may be made by Autism Speaks and Quadrant upon mutual consent and approval of the announcement/communication. Any materials referencing the Research Support Funds should acknowledge the support of Quadrant. Quadrant may distribute approved materials describing the Study and the Project with Autism Speaks Quadrant will not reference individual Sites in such materials without the prior written consent of Autism Speaks and without also having received the separate prior written consent of any individual Site(s) referenced in such announcement, a copy of which Site(s) consent will be provided to Autism Speaks.

8.	Reports: Autism Speaks shall submit a full and complete written report to Quadrant, in the format outlined by Quadrant on the report due dates specifically set forth on Exhibit C attached hereto and made a part hereof. Autism Speaks agrees that Quadrant shall have no obligation to make a disbursement of any Research Support Funds so long as a written report due pursuant to this Agreement has not been received by Quadrant in a form acceptable to Quadrant in its sole discretion. Autism Speaks’ reporting obligation to Quadrant shall survive for twenty-four (24) months after the termination or expiration of this Agreement, regardless of the reason therefor.

9.	Compliance with Applicable Law: Autism Speaks agrees to comply with all applicable requirements of the USA Patriot Act and Executive Order 13224, and all subsequently enacted legislation, executive orders, or regulations, designed to prevent any Research Support funds from being used in support of terrorism or a terrorist organization. Autism Speaks may not expend any Research Support Funds for any activity conducted in a country, or in a manner, that is banned by the United States government, including, without limitation, any support of terrorist organizations or individuals identified as such by the United State government, including, but not limited to, any parties listed on the United States Office of Foreign Assets Control master list of Specially Designated Nationals and Blocked Persons.

10.	No Gifts Rendered: Autism Speaks acknowledges and agrees that no gifts or services were or will be rendered to Quadrant, or any affiliate thereof, or any official of any of these organizations in exchange for the Research Support Funds.

11.	No Assignment of this Agreement: This Agreement is personal among the parties hereto and shall not be assignable by any party or transferable by operation of law or otherwise without the prior written consent of the Parties.

12.	Autism Speaks’ Tax Exempt Status: Autism Speaks certifies that, on the date this Agreement is executed, its tax-exempt status and classification (evidence of which was provided pursuant to paragraph 3(c) above) remains in full force and effect. Autism Speaks agrees to inform Quadrant immediately of any change in, or IRS proposed or actual revocation (whether or not appealed) of, its tax status and classification described above in paragraph 3(c).

13.	Representations and Warranties: Each Party represents and warrants:

a.	The Party’s execution, delivery and performance of this Agreement: (i) has been authorized by all necessary corporate action, (ii) does not violate the terms of any law, regulation, industry standards or codes, or court order to which such Party is subject or the terms of any agreement to which the Party or any of its assets may be subject (iii) does not violate any third part rights, including intellectual property rights, and (iv) is not subject to the consent or approval of any third Party;

b.	this Agreement is the valid and binding obligation of the Party, enforceable against such Party in accordance with its terms;

c.	such Party is not subject to any pending or threatened litigation or governmental action which could interfere with such Party’s performance of its obligations hereunder; and

d.	it is not: (i) listed on the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Asset Control, Department of the Treasury (“OFAC”) pursuant to Executive Order No. 13224, 66 Fed. Reg. 49079 (Sept. 25, 2001) (“Order”) and all applicable provisions of Title III of the USA Patriot Act (Public Law No. 107-56 (October 26, 2001)); (ii) listed on the Denied Persons List and Entity List maintained by the United States Department of Commerce; (iii) listed on the List of Terrorists and List of Disbarred Parties maintained by the United States Department of State, (iv) listed on any list or qualification of “Designated Nationals” as defined in the Cuban Assets Control Regulations 31 C.F.R. Part 515; (v) listed on any other publicly available list of terrorists, terrorist organizations or narcotics traffickers maintained by the United States Department of State, the United States Department of Commerce or any other governmental authority or pursuant to the Order, the rules and regulations of OFAC (including without limitation the Trading with the Enemy Act, 50 U.S.C. App. 1-44; the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-06; the unrepealed provision of the Iraq Sanctions Act, Publ.L. No. 101-513; the United Nations Participation Act, 22 U.S.C. § 2349 as-9; The Cuban Democracy Act, 22 U.S.C. §§ 60¬01-10; The Cuban Liberty and Democratic Solidarity Act, 18 U.S.C. §§ 2332d and 233; and The Foreign Narcotic Kingpin Designation Act, Publ. L. No. 106-120 and 107-108, all as may be amended from time to time); or any other applicable requirements contained in any enabling legislation or other Executive Orders in respect of the Order (the Order and such other rules, regulations, legislation or orders are collectively called the “Orders”); (vi) engaged in activities prohibited in the Orders; or (vii) (and has not been) convicted, pleaded nolo contendere, indicted, arraigned or custodially detained on charges involving money laundering or predicate crimes to money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes or in connection with the Bank Secrecy Act (31 U.S.C. §§ 5311 et. seq.).

The Parties hereby each agrees to defend, indemnify, and hold the other harmless from and against any and all claims, damages, losses, risks, liabilities, and expenses (including attorney's fees and costs) arising from or related to any breach of the foregoing representations, warranties and covenants.

14.	Miscellaneous:

a.	No Third-Party Beneficiaries. This Agreement is entered into for the sole benefit of Quadrant and Autism Speaks, and their respective permitted successors and assigns, and no other natural person, entity, or governmental agency or authority shall have any third-party beneficiary or other similar rights under or arising from this Agreement.

b.	Relationship of Parties. Each of the Parties shall be deemed and construed as independent contractors with respect to one another for all purposes relating to the subject matter of this Agreement, and nothing contained in this Agreement is intended to constitute, nor shall it be deemed or construed as constituting, the creation of any partnership, joint venture, or principal/agent relationship between the Parties arising out of the existence or exercise by either Party of their respective rights under this Agreement.

c.	Attorneys' Fees. If either Party commences an action against the other to interpret or enforce any of the terms of this Agreement or because of the breach by the other Party of any of the terms hereof, the losing Party shall pay to the prevailing Party reasonable attorneys' fees, costs and expenses incurred in connection with the prosecution or defense of such action, whether or not the action is prosecuted to a final judgment.

d.	Time is of the Essence. Time is of the essence of this Agreement; it being understood that the time for performance of each obligation has been the subject of specific negotiation by the parties.

e.	Successors and Assigns. The provisions of this Agreement shall be binding upon, and shall inure to the benefit of, each of the Parties hereto and to their respective successors and assigns.

f.

Governing Law; Choice of Forum. This Agreement shall be construed in accordance with and governed by the internal laws of the State of New York , without giving effect to any “conflict of law” rules of such state. Each of the Parties acknowledge the State courts in and for the County of New York and the associated federal and appellate courts shall have exclusive jurisdiction to hear and decide any dispute, controversy or litigation regarding the enforceability or validity of this Agreement or any portion thereof.

g.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be deemed to be one and the same instrument with the same effect as if all Parties had signed the same signature page. The signature page of this Agreement may be detached here from and attached to any counterpart of this Agreement identical in form hereto but having attached to it a signature page originally executed by another signatory to this Agreement.

h.	Construction. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly against either Party. Section headings of this Agreement are solely for convenience of reference and shall not govern the interpretation of any of the provisions of this Agreement.

i.	Severability. Every provision of this Agreement is intended to be severable. In the event any term or provision hereof is declared to be illegal or invalid for any reason whatsoever by a court of competent jurisdiction, such illegality or invalidity shall not affect the balance of the terms and provisions hereof, which terms and provisions shall remain binding and enforceable.

j.	Amendment; Modification. No provision of this Agreement may be amended, modified or supplemented or added to except by an agreement in writing, expressly stating that such agreement is an amendment of this Agreement, signed by each Party to this Agreement or their respective successors in interest.

k.	Waiver. No waiver shall be valid unless in writing and signed by the Party to be charged, and then only to the extent therein specified. No waiver by a Party of a right or remedy under this Agreement or under applicable law shall constitute a waiver, express or implied, of any other right or remedy of a Party, and no failure or delay on the part of either Party to exercise, assert of otherwise insist upon one or more of its rights or remedies under this Agreement or at law shall constitute a waiver by that Party of any of such rights or remedies either then or in the future, or otherwise constitute a precedent for any future conduct, actions or inaction.

l.	Further Assurances. From time to time, at the sole cost and expense of the Party making such request, each Party hereto shall execute and deliver such instruments or documents as may be reasonably requested by the other Party hereto in order to carry out the purposes and intent of this Agreement or to consummate the transactions contemplated hereunder.

m.	Confidentiality. Each of the Parties hereby agrees not to make or issue any press release concerning the subject matter of this Agreement, without the prior written consent of the other Party hereto; provided, however, that notwithstanding anything to the contrary contained in the foregoing, nothing contained herein shall preclude either Party from disclosing information contained in this Agreement (i) to such party's actual or prospective officers, directors, shareholders, members, employees, auditors, counsel, professional advisors, bankers or other debt underwriters or financiers, or contractors; (ii) to any governmental agencies, authorities or subdivisions; and (iii) in any statement or testimony pursuant to a subpoena or order by any court, governmental agency or authority asserting jurisdiction over such party, or as otherwise may be required by applicable Laws. The covenants set forth in this paragraph shall survive the termination of this Agreement.

n.	Incorporation of Prior Agreements. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof, and supersedes all prior or contemporaneous written or oral agreements and understandings between the Parties hereto pertaining to any such matter.

o.	Force Majeure: Neither party will be liable for failure or delay to perform obligations under this Agreement, which have become practicably impossible because of circumstances beyond the reasonable control of the applicable party. Such circumstances include without limitation natural disasters or acts of God; acts of terrorism; labor disputes or stoppages; war; government acts or orders; epidemics, pandemics or outbreak of communicable disease; quarantines; national or regional emergencies; or any other cause, whether similar in kind to the foregoing or otherwise, beyond the party’s reasonable control. Written notice of a party’s failure or delay in performance due to force majeure must be given to the other party no later than five (5) business days following the force majeure event commencing, which notice shall describe the force majeure event and the actions taken to minimize the impact thereof. All delivery dates under this Agreement affected by force majeure shall be tolled for the duration of such force majeure. The parties hereby agree, when feasible, not to cancel but reschedule the pertinent obligations and deliverables for mutually agreed dates as soon as practicable after the force majeure condition ceases to exist.

IN WITNESS WHEREOF, the Parties hereto have caused their duly authorized Representatives to execute this Agreement as of the Effective Date first above written.

AUTISM SPEAKS INC.	QUADRANT BIOSCIENCES INC.

By:	/s/ Keith Wargo	By:	/s/ Richard Uhlig
Name:	Keith Wargo	Name:	Richard Uhlig
Title:	President & CEO	Title:	Chief Executive Officer

 List of Exhibits

•	Exhibit A – List of Autism Care Network Sites
•	Exhibit B – The Project Statement of Work
•	Exhibit C – Research Funding Schedule

The company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.